

March 12, 2012

Via E-mail
Ms. Marichelle Stoppenhagen, President, Chief Financial Officer and Director
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re:** **MySkin, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed February 24, 2012**
> **File No. 000-54582**

Dear Ms. Stoppenhagen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A, filed February 24, 2012

General

1. We note your revised disclosure in response to comment one of our letter dated February 9, 2012 and we reissue the comment. Please revise to provide an accurate and consistent description of the company's activities. Clearly distinguish your activities with those of MTA. In this regard, we note that your plan of operation continues to reflect that of a medspa, instead of a business management company. In this regard, we note the fact that you plan to open new store locations near young retirement communities. See page five. Please reconcile inconsistent disclosure and provide clear disclosure throughout the registration statement of your business.

 Business, page 3

2. We note your revised disclosure in response to comment two of our letter dated February 9, 2012 and we reissue the comment. Please discuss the evolution of your business including your business activities prior to March 1, 2009. In addition, we note that you were involved directly in the medspa business before the management services agreement. We further note that you state on page one that you ceased to be a development stage company on January 1, 2008. Please reconcile this disclosure with your revised disclosure on page four that, from inception to March 1, 2009, you were in the development phase. See Item 101(h) of Regulation S-K.

3. We note your revised disclosure in response to comment three of our letter dated February 9, 2012. Please revise to define "medspa" and disclose the current location(s) of your medspas.

4. We partially reissue comment six of our letter dated February 9, 2012. Please clarify in greater detail the reimbursement of management expenses and how they are calculated. For instance, clarify what expenses are reimbursed and what expenses are not.

5. We reissue comment seven of our letter dated February 9, 2012. Please revise the prospectus to reflect your response. In addition, please disclose the amount and percent of time that Dr. Agner has devoted to providing services at the company's location and indicate whether that is likely to continue or change in the future. Also, consider adding a risk factor that addresses the fact that significant revenue depends on Dr. Agner's time and the fact that you are unable to decipher how much time Dr. Agner will spend on the business. Finally, since a significant portion of your revenues depends upon the services of Dr. Agner, please revise to provide a detailed discussion of the business experience of Dr. Agner.

6. We reissue comment eight of our letter dated February 9, 2012. Please revise the company's business plans and proposed milestones to discuss in more detail the steps that you will take to reach the milestones described on page six, under Plan of Operation. We note your revised disclosure on page three and continue to request that you expand upon your strategy to open locations near young retirement communities. Finally, provide a more detailed plan of operations for the next 12 months. Clearly explain how your plan to achieve these goals. Discuss specifically your anticipated costs and planned expenditures for the next twelve months.

7. We reissue comment 10 of our letter dated February 9, 2012. Please discuss your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

8. We note your revised disclosure and response in regards to comment 11 of our letter dated February 9, 2012 and we reissue the comment. We note that you "believe" that providing equipment, billing, advertising and record keeping do not constitute the

practice of medicine. Please revise to provide the basis for your statement. In addition, clarify who selects and/or approves the purchase of the equipment, who makes decisions regarding coding and billing, etc. In addition, we are unable to locate revised disclosure that clarifies the terms of the MTA and explains the ways in which it is consistent with state law and regulation. Please explain why this arrangement does not constitute "control" over the physician's practice of medicine in contravention of applicable state law and/or policy. See http://www.mbc.ca.gov/licensee/medical_spas-business.pdf .

Management's Discussion and Analysis or Plan of Operation, page 17

9. We note in your response to comment 15 of our letter dated February 9, 2012 that you have identified, quantified and analyzed any known trends, demands, commitments, events and uncertainties related to MTA that are reasonably likely to have a material effect on the Company. Please tell us where you have included this information within your MD&A, or further revise to provide this information.

Critical Accounting Policies and Estimates, page 18

Critical Accounting Estimates, page 18

Consolidation Policy, page 18

10. We note your disclosure that the Company has various contractual relationships with MTA, including the management services agreement. Please describe to us in sufficient detail all of the Company's contractual relationships with MTA other than the management services agreement filed as Exhibit 10.1. Also explain to us how each of these relationships affected your analysis as to whether you should consolidate MTA under ASC 810.

Description of Property, page 20

11. We note your response to comment 21 of our letter dated February 9, 2012 and we partially reissue the comment. Please attach a copy of your lease as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 23

12. We note the disclosure that Ms. Stoppenhagen is expected to work no less than 40 hours per month on activities related to the company. However, the compensation of $5600 for 2011 at an hourly rate of $65 would only appear to reflect a total of 86 hours of work related to the company for entire year. Please provide clear disclosure as to the amount and percent of time Ms. Stoppenhagen devotes to the company and reconcile with the reference to 40 hours per month.

Related Person Transactions, page 24

13. We reissue comment 25 of our letter dated February 9, 2012. In this regard, we continue to note that you refer disclosing those transactions with "an amount exceed[ing] $120,000." Item 404(d) of Regulation S-K requires disclosure of the smaller of $120,000 or one percent of the average of total assets at the year-end for the last two fiscal years. We also note you have not included several related party transactions, such as Ms. Stoppenhangen's December 2011 loan forgiveness, that appear to qualify for disclosure pursuant to Item 404(d) of Regulation S-K. Please revise your disclosure accordingly or advise.

14. Please clarify the amounts paid to MTA pursuant to the Management Services Agreement. Also, disclose the amount that the company received pursuant to the Management Services Agreement, not just the reimbursement of expenses.

Market for Common Equity and Related Stockholder Matters, page 25

15. We note your revised disclosure in response to comment 28 of our letter dated February 9, 2012. Please revise to provide the information required by Item 201(a)(2) of Regulation S-K, as we note your revised disclosure states that "there are outstanding options or warrants to purchase, or securities convertible into, common equity of the [c]ompany."

Financial Statements and Supplementary Data, page 30

Notes to Financial Statements, page 36

Other Income

16. We note your response to comment 18 of our letter dated February 9, 2012, and it appears to us that you recognized business interruption insurance recoveries in fiscal 2010 that were accounted for under ASC 225-30. Please revise your footnotes to provide the disclosures required by ASC 225-30-50-1.

Note 1. Summary of Significant Accounting Policies, page 36

Consolidation Policy, page 37

17. We note your disclosure here and on page 18 that the Company determined it was not the primary beneficiary of the variable interest entity ("VIE"), MTA. We further note in your response to comment 31 of our letter dated February 9, 2012 that you determined MTA was not a VIE and, therefore, there is no VIE to determine a primary

beneficiary. Please revise the inconsistencies between your response and disclosures as necessary.

Basis of Presentation, page 37

18. We note your FIN 46(R) analysis provided in response to comment 31 of our letter dated February 9, 2012, and conclusion that MTA is not a VIE. Be advised that the FASB Accounting Standards Codification ("ASC") became effective on July 1, 2009 and, as a result, all non-SEC accounting and financial reporting standards have been superseded. Also be advised that ASU 2009-17 amended the ASC 810 guidance on consolidation of VIE's. Please revise to provide a detailed analysis of ASC 810 to support your basis of presentation for MTA that also incorporates the ASU 2009-17 amendments to the accounting and disclosure requirements for the consolidation of variable interest entities. Also cite the specific guidance you are following in ASC 810 in your response.

19. To the extent you continue to conclude that MTA is not a VIE under ASC 810, also provide us with a detailed analysis of your consideration of the consolidation of entities controlled by contract guidance in ASC 810-10-15-18 through 15-22 to support your basis of presentation of MTA.

Revenue Recognition, page 37

20. We note your response to comment 34 of our letter dated February 9, 2012. Please describe to us and quantify the significant components of your recorded revenues for each period presented. In this regard, it is unclear to us whether your revenues consist of the monthly service fee equal to 40% of MTA's gross collected revenues, MTA's reimbursement of your management expenses, sales of products and services by MySkin or some a combination of these items. Also expand your revenue recognition disclosures on page 37 and in your MD&A to comprehensively describe the manner in which you account for your product and service revenues, as applicable.

21. We note that you did not respond to comment 35 of our letter dated February 9, 2012. Please revise your revenue recognition footnote to provide the information requested in our initial comment.

22. We note your disclosure on page 36 that Gross Collected Revenue is defined as the gross amount of all sums collected from the professional services performed and medical supplies provided by or on behalf of doctor in the practice, and shall not include revenue collected by the Company from customers of the Company for non-medical services or products provided. Please explain to us what the revenue collected by the Company from customers of the Company for non-medical services or products provided represents, and quantify for us the amount of such revenue recorded in fiscal 2010 and 2011.

Note 5. Related Parties, page 40

23. We note your revised footnote disclosures in response to comment 38 of our letter
dated February 9, 2012. Please also revise your balance sheet to label this as a related
party note payable.

24. We note that MTA was paid a total of $21,407 and $22,333 for the years ended 2011
and 2010, respectively, and that the Company owed MTA $7,876 as of December 31,
2010. Please revise to explain what the amounts that MySkin paid to MTA in fiscal
2010 and 2011 represent, and what the amount that the Company owed to MTA as of
December 31, 2010 represented.

25. We note your disclosure that MTA reimbursed the Company for management expenses
of $30,000 and $14,490 for the years ended 2011 and 2010, respectively. We further
note your disclosure that MTA owes the Company a monthly service fee equal to forty
percent of revenue, with a minimum amount of $2,500 per month. Please revise to
separately disclose the total service fees recorded by the Company in fiscal 2010 and
2011, the amounts MTA paid to the Company in fiscal 2010 and 2011 for the service
fees and the remaining amount of service fees payable by MTA to the Company as of
December 31, 2010 and 2011.

Note 6. Related Party Note Payable, page 40

26. We note your response to comment 30 of our letter dated February 9, 2012. Please
revise to include separate footnote disclosure of the $43,224 due to related party as of
December 31, 2010. Also tell us the accounting guidance that you followed for the
related party debt forgiveness of $60,500 in fiscal 2011, and revise to include footnote
disclosure of this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director